May 15, 2023

Kate Beukenkamp and Dietrich King

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Genius Group Ltd Form 6-K
Filed February 2, 2023
File No. 001-41353

Gentlepersons:

We have received your letter dated May 2, 2023 We have added our answers to each one of your questions in bold letters below each question for ease of reference.

General

1.	In your response to comment 1 and reissue in part. Please revise your filing to disclose the risks and uncertainties with listing on this exchange as related to the rights of shareholders and any restrictions on investors on the Upstream platform. For example, we note that it appears that based on recent policy updates at Upstream, U.S.-based investors, will no longer be able to sell shares in addition to not being able buy shares on the Upstream secondary market. Additionally, please revise your disclosure to address risks and uncertainties related to the liquidity of your common stock and price volatility that may arise, for example.

Response:

The Company will disclose in our next filing the risks and uncertainties with listing on Upstream and disclose the rights of shareholders and any restrictions on investors on the Upstream platform.

In response, we will add the below to our Form 20-F with respect to our comment responses as referenced.

The Upstream policy, terms, and conditions also clearly state that if you are a U.S. or Canadian based investor, either a Canadian citizen, U.S. citizen or permanent resident, you will not be able to deposit, buy, or sell securities they previously purchased from an issuer, stockbroker or stock exchange that has subsequently dual-listed on Upstream. Note that U.S. or Canadian-based investors include those U.S. or Canadian citizens who may be domiciled overseas. All orders for sale are non-solicited by Upstream and users decision to trade securities must be based on their own investment judgement.

Our common shares that deposited to Upstream are held by MERJ Dep., which is a licensed Securities Facility, in exchange for the issuance of the digital securities representing those shares that are tradable on Upstream. The beneficial owners of shares of common stock held by the Upstream nominee would be entitled to vote their shares held by the nominee at stockholder meetings and to receive notices and solicitation materials for stockholder meetings, receive the same dividends and all other rights conferred by our Company under state and federal laws. They are afforded these rights since they have not surrendered or otherwise disposed of their US common stock and the applicable laws are the same and the shares are the same class of stock, they are just represented digitally on a smartphone app.

In addition, shareholders on Upstream have the right to receive confirmations, proxy statements and other documents as distributed by the issuer pursuant to their legal obligations. There are no restrictions, limitations, or other losses of rights when US common stock is deposited for secondary trading on Upstream.

Investors are encouraged to take note that as in all dual listed securities that are traded on multiple marketplaces, there can be differences in pricing as a result of different liquidity, price discovery and otherwise. Trading on foreign exchanges can expose investors to various risks, including currency fluctuations and differences in trading rules and regulations. Here are some of the most common risks associated with trading on foreign exchanges like Upstream:

1.	Regulatory Risk: Different countries have different rules and regulations governing securities trading, and investors who trade on foreign exchanges may be subject to unfamiliar or complex regulations. In some cases, foreign regulators may have different reporting requirements or different standards for disclosure than US regulators, which can make it difficult for investors to make informed decisions. In addition, these rules and regulations may be imposed on regulated companies in an unpredictable manner and adversely affect the trading environment on the particular exchange.

2.	Market Risk: Non-US markets may be subject to different economic, political, or social conditions than US markets of which we are not aware, and which could negatively affect the performance of securities traded in those markets. Investors who trade on non-US exchanges may be exposed to higher levels of volatility and uncertainty than they would be if they traded solely on US exchanges.

3.	Liquidity Risk: Dual listed securities traded on non-US exchanges may have lower liquidity than comparable securities traded on US exchanges, which can make it more difficult for investors to buy or sell those securities at the desired price.

4.	Operational Risk: Trading on overseas exchanges may also expose investors to operational risks, such as delays or errors in the settlement of trades or difficulties in accessing trading platforms or loss of securities resulting from a failure of the exchanges operating and securities transfer operations.

5.	Media Risk Negative news reported in the media concerning events reported with respect to the market for our securities on a foreign exchange or international markets generally could hurt the market for our Company’s stock. To the extent our stockholders that choose to have their Genius common stock traded in digital token form on Upstream experience trading difficulties, low trading prices due to foreign market conditions or a loss on their securities due to market conditions or exchange operational issues, there is the risk that reports in the media could hurt our stock prices in the Nasdaq Stock Market and our reputation and adversely affect the prices of our securities in the U.S. markets.

Investors who are considering trading on foreign exchanges including Upstream should carefully evaluate these and other risks and consult with financial and legal advisors before making any investment decisions. They should also be aware of any fees, taxes, or other costs associated with trading on foreign exchanges.

2.	We note your response to comment 2, which we reissue in part. In your next filing, please provide a materially complete description of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. Provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regards to transferability and the role of the transfer agent, whether on Upstream or otherwise.

In your disclosure, please explain the role of MERJ Depository and Registry Limited and how it interacts with the company’s U.S. transfer agent. Please also explain what you mean by the statements that MERJ Depository will “manage” the tokenized securities as prescribed in an agreement with the company and pursuant to certain rules. Additionally, explain the legal relationship between MERJ Depository and shareholders who deposit their shares with MERJ Dep., including the relevant governing law. Please also explain the rights of such shareholders in the event of a liquidation or dissolution of MERJ Depository. Further, please compare the legal rights of such shareholders with shareholders who own their shares in either book-entry form or on deposit with a U.S. broker, including the various protections afforded such shareholders under applicable law. Finally, please add risk factor disclosure addressing the risks to shareholders arising from any difference in such rights and protections.

RESPONSE:

The Company will disclose in our next filing a materially complete description of the Share Tokens and the process by which shareholders exchange their common shares for the Share Tokens, including the entire lifecycle from the initial exchange of common shares for Share Tokens through the exchange back into common shares. Provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regards to transferability and the role of the transfer agent, whether on Upstream or otherwise.

There are no “tokenized shares”. There is one class of Common Stock. Common Stock deposited with Upstream (i.e. via MERJ Depository) are reflected as MERJ Depository Interests pursuant to the MERJ Depository Securities Facility Rules Directive on Depository Interests, the Share Tokens. This is functionally similar to book entry representations of Common Stock in DTCC. The Share Tokens are a form of MERJ Depository Interests.

The MERJ DEP Securities Facility Rules, Directive on Depository Interests sets out the Rules governing MERJ Depository Interests. Specifically, Rules 1 to 15 apply.

Common Stock “deposited” with Upstream is transmuted to MERJ Depository Interests and vice versa for “withdrawals”. The process of depositing and withdrawing securities involves a “transmutation” process. Common stock deposited with Upstream results in title to the common stock being vested in the Depository Nominee on the books and records of the transfer agent and a new holding of MERJ Depository Interests for the shareholder being reflected in the MERJ Subregister. A withdrawal of securities results in the underlying securities being removed from the MERJ Subregister and included back on the register maintained by the transfer agent.

The deposit and withdrawal process can be initiated by the shareholder using the provide prompts in the Upstream app. This process can also be facilitated by contacting the company or its transfer agent in instances where access to Upstream app, a lost/stolen smartphone or similar occurs (i.e. similar to a “lost certificate” or a MERJ Depository bankruptcy scenario).

MERJ Depository Interests are simply beneficial interests in the same class of Common Stock. This is functionally similar to holders of shares of US listed companies on any national securities exchange hold indirect interests in shares registered in the name of Cede & Co. The MDIs are tradable on MERJ. MERJ Depository is appointed to maintains the MERJ Subregister of said securities. The transfer agent may request a copy of the MERJ Subregister at any time but is not involved in the process of reflecting changes in the MERJ Subregister resulting from trades happening on Upstream.

MERJ Depository is appointed to maintain the MERJ Subregister of the Share Tokens pursuant to the MERJ Depository Securities Facility Rules and Directive on Depository Interests.

MERJ Depository maintains the MERJ Subregister pursuant to the MERJ Depository Securities Facility Rules and Directive on Depository Interests. Participants of Upstream are able to use the facilities provided by MERJ Depository pursuant to the terms of the agreement entered into between each participant and Upstream. Applicable law and the governing jurisdiction of all agreements, rules and activities relating to Upstream is the laws of Seychelles.

MERJ Nominees Ltd. is a special purpose company with objects that limit its activities to holding securities of companies listed on MERJ Exchange. It is prohibited from having any other assets or liabilities or engaging in any other activity other than holding securities of companies listed on a MERJ market on trust pursuant to its constitutional objects. MERJ Depository is also obligated by agreement between the two parties to cover all financial obligations and human resources requirements of MERJ Nominees Ltd.

Underlying securities (e.g. Common Stock) held by MERJ Nominees Ltd. is held on trust pursuant to Rule 4.1 of the MERJ Securities Facility Rules Directive on Depository Interests) for the holders of Share Tokens. Section 28(2)(c) of the Seychelles Insolvency Act, 2013 states that “property held by the bankrupt on trust for any other person” shall not be included in the estate of the bankrupt party.

Holders of Share Tokens are entitled to all direct economic benefits and any other entitlements in relation to securities vested in the Depository Nominee.

Voting related matters are covered in detail in Rule 10 of the MERJ Securities Facility Rules Directive on Depository Interests. Pursuant to Rule 10.2 the issuer is obligated to send a Notice of any meetings to be convened to each Holder of MDIs at the same time as all other Holders of the same class of securities (e.g. the Common Stock). This is performed electronically by email and through the Upstream app. MDI holders have the option to appoint the Depository Nominee or another person as their proxy or to attend the meeting and vote directly.

3.	After reviewing your response to comment 2, it is unclear how ownership of tokenized securities, initially and in connection with resales, will be recorded. Please clarify how the tokenized securities will be held on the books and records of the transfer agent (i.e., in the name of MERJ Depository or in the name of the individual shareholders). Please also clarify whether and, if so, how subsequent resales of the tokenized securities on the Upstream platform will be reflected on the books and records of the transfer agent or if all such transfers will be records solely on the books and records of MERJ Depository. Finally, with regard to the deposit and withdrawal process, we note that these processes can be initiated via the Upstream app. Please expand your disclosure to discuss how this process can also be facilitated by contacting the company or its transfer agent in instances where access to the Upstream app, a lost/stolen smartphone or similar occurs. If this process is similar to a “lost certificate,” please clarify how this “lost certificate” process will work in the context of the tokenized securities, in particular if the tokenized securities will be held in the name of the MERJ Depository on the books and records of the transfer agent.

RESPONSE:

MERJ Depository maintains the MERJ Subregister of MDIs (Share Tokens). Any shareholder wishing to deposit shares with Upstream will follow the prompts on the Upstream app to initiate and approve this transaction. The transfer agent will then make an entry in the register it maintains to give effect to the deposit by moving and vesting title in the securities in the name of the Depository Nominee. It will also notify MERJ Depository or its appointed agent which will then make the MDIs available for trading on Upstream pursuant to its rules and procedures.

All resales are governed by the rules governing the activities of Upstream and shall be reflected only on the MERJ Subregister.

Title to the securities reflected as MDIs will be held in the name of MERJ Nominees Ltd. on the books of the transfer agent.

All subsequent resales of the Share Tokens are conducted in accordance with the rules governing Upstream and will be reflected only on the MERJ Subregister.

Lost certificates on Upstream can occur if a shareholder loses their smartphone. Upon notification of the loss of the Upstream app (and it’s corresponding blockchain keys), each separate share balance and shareholder name, address, and SSN is communicated by Upstream to each of the affected transfer agents. The MERJ Depository Securities Facility Rules Directive on Depository Interests prescribes that a shareholder may at any time request the Issuer or its transfer agent to transmute the Depository Interests from the MERJ Subregister to the register maintained by the transfer agent whereby the Common Stock would thereafter be reflected in the name of the shareholder on the books and records of the transfer agent. As such the shareholder can instruct the Transfer Agent which then instructs Upstream to withdraw the securities whereby, they are transmuted from the MERJ Subregister to that of the transfer agent along with the necessary information to permit the transfer agent to record the appropriate entry. It is up to the individual shareholder to inform the transfer agent on whether they wish to leave their shares in book entry, or deposit for secondary trading at Upstream again, or to deposit for secondary trading at a US brokerage.

Upstream’s common stock is digitally represented by token-allocations on a blockchain, where common stock owned by a (human) shareholder is shown in the Upstream app as token-allocations, one for one, with the common shares held in street-name on behalf of the depositing shareholder.

So, the initial allocation of US common stock for an Upstream shareholder is made by the issuers transfer agent notifying Upstream, and its street-name nominee MERJ DEP, of the shareholder’s name and share count. The transfer agent will then decrement the book-entry share count of this shareholder and increment the share count, one for one, of the Upstream exchange’s street name MERJ DEP on the TA’s books and records.

Therefore, a street-name tally, is how the total shares deposited for secondary trading on Upstream are shown in the books and records of the transfer agent, exactly the same as they are for the DTCC street-name when shares are deposited for secondary trading on a US public market.

For the avoidance of any doubt, if a shareholder deposits all of their shares for secondary trading on Upstream, their individual book entry share count balance at the transfer agent will be zero. The share count balance of street-name MERJ DEP is the sum of all shareholders’ shares deposited on Upstream for secondary trading.

Subsequent secondary sales of shares on Upstream are reflected in the subregister of MERJ DEP and are not reflected in the books and records of the transfer agent. The transfer agent maintains only the sum of all shareholders’ shares deposited for secondary trading at Upstream, individual trades are not notified to the transfer agent, just as US capital markets’ secondary trades are not notified to a transfer agent.

Lost certificates on Upstream can occur if a shareholder loses their smartphone. Upon notification of the loss of the Upstream app (and it’s corresponding blockchain keys), each separate share balance and shareholder name, address, and SSN is communicated by Upstream to each of the affected transfer agents. The transfer agent then instructs Upstream to withdraw the lost shares back to the transfer agent, where they are deposited directly in book entry in the transfer agents’ books and records in the shareholders name and address. The lost shares have now been recovered. Note, the share count for MERJ DEP, street-name, is decremented by the number of shares recovered. It is up to the individual shareholder to inform the transfer agent on whether they wish to leave their shares in book entry, or deposit for secondary trading at Upstream again, or to deposit for secondary trading at a US brokerage.

4.	We reissue comment 2 in part. With regard to how “tokenized equity” is held on Upstream, please clarify whether the tokenized securities will be held through a shareholder’s wallet or in an omnibus wallet.

RESPONSE:

See earlier responses. Share Tokens held by each shareholder will be held in a segregated account of the shareholder which is linked to and administered through the Upstream app.

5.	We also note the statement in your response to comment 2 that shareholders “may elect to hold their shares in depositories: Book Entry with TA, CEDE & Co. or MERJ Dep.” Please clarify how these securities would be held if not deposited with one of the depositories. For example, does the company continue to use paper certificated shares?

RESPONSE:

Investors may choose to have their shares represented as certificated shares. Certificated shares are physical stock certificates that represent ownership of a specific number of shares in a company. When shares are first issued, the issuer typically send the physical certificates to the shareholder. Shareholders may also request shares to be held directly at the transfer agent in direct book entry.

The transfer agent is responsible for maintaining the records of ownership of the company’s shares including certificated shares. The transfer agent also keeps track of any changes in the ownership of the shares, such as stock splits or dividends, and issues new certificates or updates existing ones accordingly.

6.	Further in response to comment 2, you state that the Upstream technology will reject securities buy orders from cryptographic keypairs that, pursuant to their KYC review, come from U.S. persons. You further state that no securities buy orders are accepted without a user having successfully undergone the Upstream KYC review process. In your next filing, please describe in greater detail the KYC policies and procedures of Upstream. In responding to this comment, please disclose and clarify the extent to which such KYC policies and procedures involve self-certification or IP address monitoring.

RESPONSE:

The Company will disclose in our next filing the Upstream KYC policies and procedures. Upstream KYC does not rely on self-certification, all KYC certifications are verified by the Upstream KYC review personnel.

Upstream KYC does not rely on IP address monitoring or IP address analysis to identify a US person or a US-originating transaction, as this is too easily spoofed using VPN technologies.

All Upstream users (US and overseas) are required to have passed a KYC review by Upstream personnel. Upstream determines whether a person is US domiciled or is a US person living overseas and restricts the app’s functionalities accordingly.

There are no defaults pending-KYC-review, only after a full KYC review by Upstream personnel are any securities transactions permitted.

Upstream requires the following KYC information to be supplied by users: name, date of birth, citizenship, cell phone, email address, postal address, bank account (no 3rd party transfers), EIN or SS#, selfie, photo ID, liveness detection in-app interview, GPS location or utility bill, and to verify an SMS code sent to the cell phone. Post KYC due diligence, the users’ details are also subjected to enhanced due diligence for AML, and these details are checked against international AML lists (ref: https://amlcop.com/). Users flagged as an AML risk are not permitted to trade on Upstream.

7.	We note your response to comment 3 and reissue in part. Please explain whether you are planning to offer any digital dividends and disclosure the process for distribution of digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares. Also explain how you will inform and communicate to shareholders in regard to any digital dividends with respect to the tokenized shares (e.g., press releases, Form 6-K and, if required, after effectiveness of any registration statement). We note your disclosure regarding your current offering of the digital NFT coupon to shareholders.

Additionally, with a view toward disclosure, please clarify whether holders of the tokenized shares will receive dividend, voting and other rights associated with ownership of the company’s common stock and, if so, explain how they are entitled to these rights, whether by contract and/or applicable law. Please also clarify whether such holders have the right to receive confirmations and other documents required by law to be provided to the holders of the company’s common stock. Finally, please clarify whether there are any rights or preferences to which holders of tokenized shares are not entitled. Please include this disclosure in your next filing.

RESPONSE:

The Company shall make the digital coupon/reward disclosures in its next filing of any future plans to distribute coupons to our shareholders and how we intend to notice our shareholders. As noted, we previously disclosed the process to claim and redeem our coupons via a Form 6-K and press release.

The Share Tokens received with respect to the exchange for the Company’s shares in connection with an investor’s listing those shares on Upstream resemble depository receipts, negotiable certificates issued by a bank representing shares in a foreign company traded on a local stock exchange. The Company’s shares of common stock so deposited are held by an Upstream nominee company (“Upstream nominee” or “nominee”) in exchange for the issuance of the digital tokens representing those shares that are tradable on Upstream. The beneficial owners of shares of common stock held by the Upstream nominee would be entitled to vote their shares held by the nominee at stockholder meetings and to receive notices and solicitation materials for stockholder meetings, receive the same dividends and all other rights conferred by the Company under state and federal laws. They are afforded these rights since they have not surrendered or otherwise disposed of their US common stock, they simply deposited it for secondary sale, into a nominee represented by street name, just as they do when they deposit for secondary trading at a US venue. The applicable laws are the same and the shares are the same class of stock, they are just represented digitally on a smartphone app.

In addition, shareholders have the right to receive confirmations, proxy statements and other documents as distributed by the issuer pursuant to their legal obligations. There are no restrictions, limitations, or other losses of rights when US common stock is deposited for secondary trading on Upstream.

Further, holders of Share Tokens are entitled to receive all direct economic benefits and any other entitlements in relation to the Common Stock including dividends. These rights are contractual as prescribed by Rule 4.1 of the MERJ Depository Securities Facility Rules Directive on Depository Interests. Pursuant to Corporate Law and the MERJ Depository Securities Facility Rules Directive on Depository Interests holders of Share Tokens have the right to receive confirmations, proxy statements and other documents required by Law to be provided to the holders of the company’s common stock.

8.	We note your response to comment 4. In your next filing, please include risk factor disclosure addressing the discrepancies that could result between the trading prices of common shares on the NYSE American and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise.

RESPONSE:

The Company will disclose in our next filing the risk factors disclosure addressing the discrepancies that could result between the trading prices of common shares deposited for secondary trading on NYSE American and the common shares, Share Tokens, deposited for secondary trading on Upstream, whether resulting from different liquidity in the markets or otherwise.

9. We note your response to comment 5. In your next filing, please disclose what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares.

RESPONSE:

The Company will disclose in our next filing the information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares held in book entry or deposited for secondary trading on NYSE American would have about the trading of their common shares, Share Tokens, on Upstream before making a decision to deposit their common shares for secondary trading on Upstream.

10.	We note your response to comment 6. However, it appears subsequent to your response to have updated its policies in light of recent rules to prohibit U.S. investors from both buying and selling securities on Upstream. In your next filing, please revise your disclosure to clearly discuss the limitations on U.S. investors buying or selling shares on Upstream, including the ability for those U.S. investors that previously deposited shares on Upstream to have such shares returned to the company’s transfer agent to complete a sale.

RESPONSE:

The Company will disclose in our next filing the meaning of “trading” securities on Upstream with respect to U.S.-based investors. We have been notified by MERJ that U.S.-based investors, including U.S. citizens and permanent residents living abroad, cannot deposit or sell securities they may currently own on the Upstream market. U.S. citizens and permanent residents living abroad may not buy securities on the Upstream market at this time.

Our listing occurred after the MERJ policy change. As such no U.S. investors have deposited any of our shares on to Upstream.

11.	We note that in your response to comment 6 that you disclose that U.S. citizens and residents are no longer permitted to deposit or buy their securities with MERJ Depository and sell those securities on the Upstream platform operated by the MERJ Exchange due to recent rule changes. However, there are existing Creatd shareholders that have made deposits on Upstream. It is not clear why MERJ Depository and MERJ Exchange are not required to register with the Commission as a broker dealer, national securities exchange and/or clearing agency. In your next filing, please add a risk factor addressing the risks to shareholders in the event that these entities are not properly registered with the Commission as a broker or dealer, national securities exchange and/or clearing agency.

RESPONSE:

We have been notified by MERJ that U.S.-based investors, including U.S. citizens and permanent residents living abroad, cannot deposit, sell or buy securities on Upstream at this time, however the Company will a risk factor addressing the risks to shareholders in the event that these entities are not properly registered with the Commission as a broker or dealer, national securities exchange and/or clearing agency.

The following risk factor will be added:

MERJ Exchange and MERJ Dep. are not registered in the U.S. as either a broker dealer or a national securities exchange and/or clearing agency. If it is determined that MERJ Exchange and MERJ Dep are operating as an unregistered broker dealer or national securities exchange and/or clearing agency, investors who transact in securities through Upstream may have recission rights and would be required to transfer such shares back to the issuers transfer agent.

12.	We note your response to comment 7 and reissue in part. Please revise your disclosure to address the risks related to a potential violation of Section 5 of the Securities Act if the interpretation or enforcement of the law and regulations regarding NFTs change or if you erroneously conclude that your NFTs are not securities.

Here is a revised response to question 7. The additional disclosure is the last paragraph:

If the interpretation or enforcement of the law and regulations regarding NFTs change or if it is deemed by a regulatory body or court of competent jurisdiction were to conclude that we erroneously concluded that our NFTs are not securities, we could be potentially deemed to be in violation of Section 5 of the Securities Act of 1933, as amended. A violation of Section 5 would carry the possible following consequences: (i) civil penalties for monetary damages; (ii) disgorgement of any profits from issuance of the NFTs; and (iii) criminal penalties of up to five year term of sentence.

Sincerely,

/s/ Erez Simha

Erez Simha
Chief Financial Officer
Genius Group

cc: Jolie Kahn, Esq.